Exhibit 99.1

China Finance Online Reports Third Quarter and First Nine Months of 2020 Unaudited Financial Results

BEIJING, December 29, 2020 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2020.

Third Quarter 2020 Financial Highlights and Recent Development

•	The bottom line losses continued to narrow year-over-year.
•	Net loss attributable to China Finance Online was $1.5 million, compared with a net loss of $2.1 million in the third quarter of 2019.
•	Net revenues grew 32.9% year-over-year and 9.8% quarter-over-quarter to $10.7 million.
•

Revenues from the financial information and advisory business, accounted for 46.5% total revenue in the third quarter of 2020, were up 108.0% year-over-year to $5.0 million, powered by 139.6% growth in individual investor subscription and 176.3% growth in investment advisory services.

•	Due to the growth of financial information and advisory business, gross margin increased to 64.4% from 62.3% in the third quarter of 2019 and 63.3% in the second quarter of 2020.
•	In the 2020 China Robo-Advisor Industry report recently published by Tsinghua University, Lingxi Robo-Advisor ("Lingxi") won the Top 10 Best Robo-Advisors.

First Nine Months of 2020 Highlights

•	Net revenues were $30.3 million compared with $26.8 million in the first nine months of 2019.
•	Revenues from the financial information and advisory business grew 54.1% year-over-year and accounted for 43.2% of total revenues in the first nine months of 2020.
•	Net loss attributable to China Finance Online was $4.9 million, compared with a net loss of $7.9 million in the first nine months of 2019.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented that “During the third quarter, we continued to expand our top line as our financial information and advisory business experienced robust growth in a market that participation keeps reaching new highs among retail investors. We are pleased that our years of accumulated experience in fintech and wealth management are gaining popularity and showing results. Through our product mix change and vigorous cost controls, we further reduced our bottom-line loss in the third quarter as well.”

“As a professional financial media, we continued to retain our leadership and market influence. On October 16th, the prestigious Hurun Institute published its 2020 Hurun China’s Most Influential Financial Media report and awarded China Finance Online as a Top 8 Most Influential Financial Media. We continue to promote innovations and the rise of short-form videos demonstrates how new media is becoming the new entry point for online traffic. As a professional financial media provider, we have strengthened our new media operation to deliver our enriched content to audiences through different channels. With our original content and proprietary programs, we made substantial strides in the popular short-form video social media, DouYin. In recent years, we also have been providing value-added services to public companies listed on domestic and international exchanges which helped grow our revenue in the third quarter.”

“In addition, our fintech offerings to empower wealth management buy-side services began to bear fruit. Our one-stop wealth management service platform, i-TAMP, not only empowers investment advisors and wealth managers, but helps elevate their service efficiency and professionalism. Our i-TAMP has supported more than 100 third-party platforms and reached nearly 40 million individual investors. With the growing scale of the platform, our revenue from services for individual investors increased significantly during the third quarter.”

“Our two-year-old robo-advisor, Lingxi, remains committed to providing personalized services for global asset allocation to the vast investor population. Lingxi’s outstanding performance didn’t go unnoticed by the financial industry and academia. In the 2020 China Robo-Advisor Industry report recently published by Tsinghua University, Lingxi won as the Top 10 Best Robo-Advisors.”

“On the institutional wealth management service front, we are forming partnerships with more and more financial institutions. With the growing popularity of our content, our services in investor education drew increasingly more attention and won projects from leading financial institutions. We strongly believe that China presents a massive market opportunity in wealth management. We will continue to develop and upgrade our technologies, products and services to empower the wealth management sector in China,” Mr. Zhao concluded.

Third Quarter 2020 Financial Results

Net revenues were $10.7 million, compared with $8.1 million during the third quarter of 2019 and $9.7 million during the second quarter of 2020. During the third quarter of 2020, revenues from financial services, the financial information and advisory business, advertising business and enterprise value-added services contributed 29%, 47%, 15% and 9% of the net revenues, respectively, compared with 45%, 30%, 17% and 9%, respectively, for the corresponding period in 2019.

Revenues from financial services were $3.1 million, compared with $3.6 million during the third quarter of 2019 and $3.2 million during the second quarter of 2020. The year-over-year and quarter-over-quarter decreases in revenues from financial services were mainly due to reduced revenue from the equity brokerage business.

Revenues from the financial information and advisory business were $5.0 million, compared with $2.4 million during the third quarter of 2019 and $4.6 million in the second quarter of 2020. Revenues from the financial information and advisory business were mainly comprised of subscription services from individual and institutional customers and financial advisory services. The year-over-year and quarter-over-quarter increases in revenues from the financial information and advisory business were mainly due to the fast-growing investment advisory services and subscription fees from individual investors. During the third quarter, revenue from the individual investors subscription business rose by 139.6% from third quarter of 2019 and 9.5% from the second quarter of 2020. Investment advisory services also registered strong growth with an increase of 176.3% from the third quarter of 2019 and an increase of 11.0% from the second quarter of 2020.

Revenues from the advertising business were $1.6 million, compared with $1.3 million in the third quarter of 2019 and $1.0 million in the second quarter of 2020.

Revenues from enterprise value-added services were $1.0 million, compared with $0.7 million in the third quarter of 2019 and $0.9 million in the second quarter of 2020. Enterprise value-added services are a relatively new service that came out of our advertising business. Leveraging its accumulated large corporate data and research and increasing audience base online, China Finance Online provides professional communication services to companies listed on domestic or international markets to increase their visibility in the market.

Gross profit was $6.9 million, compared with $5.0 million in the third quarter of 2019 and $6.2 million in the second quarter of 2020. Gross margin in the third quarter was 64.4%, compared with 62.3% in the third quarter of 2019 and 63.3% in the second quarter of 2020. The year-over-year and quarter-over-quarter increases in gross margin were mainly due to increased revenue contribution from individual subscription services and financial advisory services which have higher gross margin.

General and administrative expenses were $2.2 million, compared with $2.3 million in the third quarter of 2019, and $2.3 million in the second quarter of 2020. The year-over-year and quarter-over-quarter decreases were mainly attributable to further streamlining of the corporate managerial operations.

Sales and marketing expenses were $4.5 million, compared with $2.8 million in the third quarter of 2019, and $4.1 million in the second quarter of 2020. The year-over-year increase was mainly attributable to higher marketing expenses related to the investment advisory business.

Research and development expenses were $2.0 million, compared with $2.2 million in the third quarter of 2019 and $2.0 million in the second quarter of 2020. The year-over-year decrease was mainly attributable to improved efficiency after consolidation of research and development teams throughout different business units. The Company continues to support research and development in the fintech segment to further develop its fintech capabilities.

Total operating expenses were $8.8 million, compared with $7.3 million in the third quarter of 2019, and $8.4 million in the second quarter of 2020. The year-over-year and quarter-over-quarter increases were mainly due to higher sales and marketing expenses.

Loss from operations was $1.9 million, compared with a loss from operations of $2.3 million in the third quarter of 2019 and a loss from operations of $2.2 million in the second quarter of 2020.

Net loss attributable to China Finance Online was $1.5 million, compared with a net loss of $2.1 million in the third quarter of 2019 and a net loss of $1.5 million in the second quarter of 2020.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.66 for the third quarter of 2020, compared with fully diluted loss per ADS of $0.91 for the third quarter of 2019 and fully diluted loss per ADS of $0.65 for the second quarter of 2020. Basic and diluted weighted average numbers of ADSs for the third quarter of 2020 were 2.3 million, compared with basic and diluted weighted average number of ADSs of 2.3 million for the third quarter of 2019. Each ADS represents fifty ordinary shares of the Company.

First Nine Months of 2020 Financial Results

Net revenues for the first nine months of 2020 were $30.3 million, compared with $26.8 million in the first nine months of 2019.

Gross profit for the first nine months of 2020 was $19.0 million, compared with $17.0 million in the first nine months of 2019.

Loss from operations for the first nine months of 2020 was $5.7 million, compared with a loss from operations of $8.0 million in the first nine months of 2019.

Net loss attributable to China Finance Online for the first nine months of 2020 was $4.9 million, compared to a net loss of $7.9 million in the first nine months of 2019.

Fully diluted losses per ADS attributable to China Finance Online was $2.14 for the first nine months of 2020, compared with fully diluted loss of $3.43 for the first nine months of 2019.

Recent Developments

•	Lingxi Robo-Advisor recorded strong performance in the third quarter of 2020 and won Top 10 Best Robo-Advisors

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi established a solid track record of balancing performance and risk management. During the first nine months of 2020, the Chinese stock market experienced unprecedented volatility. Lingxi once again outclassed most of the peer Robo-Advisor products in the marketplace and outperformed the Shanghai Composite Index. The best strategy of Lingxi posted a return of 13.34% in the first nine months while Shanghai Composite Index had a return of 5.50% during the same period. All strategies of Lingxi managed to control the expected annualized fluctuation under 9.54% while the expected annualized volatility of Shanghai Composite Index reached 22.47% during the same period. In the 2020 China Robo-Advisor Industry report recently published by Tsinghua University, Lingxi won the Top 10 Best Robo-Advisors. The other winners are from among the largest financial institutions.

•	2020 Leading China Annual Forum

In December 2020, the Company hosted the “2020 Leading China Annual Awards” in Beijing. The key discussions were digital transformation of the financial industry, applications of fintech in wealth management, mutual funds, and pension finance. The conference is committed to promoting the long-term development of the financial industry in China and has received high recognition from financial regulators and institutions. There were senior government officials and over 1100 professionals from nearly 300 financial institutions in attendance at the event.

•	Hurun Report Ranks China Finance Online among the Top 8 Most Influential Financial Media in China

In October 2020, the prestigious Hurun Institute awarded China Finance Online as a Top 8 Most Influential Financial Media in China. This new ranking is based on Hurun Institute’s research of leading Chinese financial media outlets’ public data, website unique visitors, social media followers and article readership. The Chairman of Hurun Institute and researcher-in-chief of the Hurun Report, Rupert Hoogewerf, commented: “In this fast-moving information age, credibility of information source is especially crucial. High-quality original content is the most important determining factor of a media’s competitiveness. This ranking list enables corporates to identify the most influential financial media in China.”

Conference Call Information

The management will host a conference call on December 29, 2020 at 8:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/Hong Kong time December 30, 2020). Dial-in details for the earnings conference call are as follows:

US: 1-855-823-0291
Hong Kong: 800-963-435
Singapore: 800-616-2312
Mainland China: 800-870-0211 or 400-120-3169
Conference ID: 1688879

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/yenpozzx.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese individual investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	Liquidity and sources of funding, including our ability to continue operating as a going concern;
•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Furthermore, we have recurring losses from operation and inability to generate sufficient cash flow to meet our obligation and sustain our operations and face uncertainty as to the operation impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Sep. 30, 2020	Dec. 31, 2019
Assets
Current assets:
Cash and cash equivalents	7,093	9,600
Prepaid expenses and other current assets	2,851	2,413
Trust bank balances held on behalf of customers	30,889	36,987
Accounts receivable - margin clients	12,824	13,452
Accounts receivable - others	13,113	12,382
Short-term investments	—	1,147
Total current assets	66,770	75,981
Property and equipment, net	3,446	4,272
Acquired intangible assets, net	75	75
Equity investments without readily determinable fair value	1,645	1,605
Equity method investment, net	783	767
Right-of-use assets	2,491	3,988
Rental deposits	775	770
Goodwill	109	108
Guarantee fund deposits	219	218
Deferred tax assets	1,277	1,381
Total assets	77,590	89,165

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $9,217 and $8,061 as of Sep. 30, 2020 and December 31, 2019, respectively)	9,916	8,855
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $5,454 and $5,068 as of Sep. 30, 2020 and December 31, 2019, respectively)	18,533	17,420
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $1,082 and $2,110 as of Sep. 30, 2020 and December 31, 2019, respectively)	30,889	36,987
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $407 and $185 as of Sep. 30, 2020 and December 31, 2019, respectively)	5,251	6,741
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $820 and $1,604 as of Sep. 30, 2020 and December 31, 2019, respectively)	2,002	2,243
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $35 and $44 as of Sep. 30, 2020 and December 31, 2019, respectively)	(35)	177
Total current liabilities	66,556	72,423
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of nil and nil as of Sep 30, 2020 and December 31, 2019, respectively)	80	151
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of nil and nil as of Sep. 30, 2020 and December 31, 2019, respectively)	14	15
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $273 and $741 as of Sep. 30, 2020 and December 31, 2019, respectively)	225	1,448
Total liabilities	66,875	74,037
Total China Finance Online Co. Limited Shareholders' equity	21,033	25,156
Noncontrolling interests	(10,318)	(10,028)
Total liabilities and equity	77,590	89,165

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Nine months ended
	Sep. 30, 2020	Sep. 30, 2019	Jun. 30, 2020	Sep. 30, 2020	Sep. 30, 2019
Net revenues	10,701	8,051	9,745	30,281	26,833
Cost of revenues	(3,812)	(3,036)	(3,577)	(11,312)	(9,826)
Gross profit	6,889	5,015	6,168	18,969	17,007
Operating expenses
General and administrative (including share-based compensation expenses of $177, $168, $250, $678 and $763 respectively)	(2,223)	(2,290)	(2,254)	(6,703)	(7,488)
Product development (including share-based compensation expenses of $30, $8, $34, $91 and $38, respectively)	(2,023)	(2,195)	(1,990)	(5,998)	(7,323)
Sales and marketing (includes share-based compensation expenses of $18, $13, $16, $26 and $46, respectively)	(4,509)	(2,816)	(4,120)	(11,965)	(10,245)
Total operating expenses	(8,755)	(7,301)	(8,364)	(24,666)	(25,056)
Loss from operations	(1,866)	(2,286)	(2,196)	(5,697)	(8,049)
Interest income	4	5	8	17	25
Exchange gain (loss), net	(78)	76	6	(104)	10
Loss on the interest sold and retained noncontrolling investment	—	—	—	—	(298)
Income (loss) from equity method investment	—	(1)	(1)	(2)	(4)
Other income (expense), net	350	79	242	658	36
Loss before income tax expenses	(1,590)	(2,127)	(1,941)	(5,128)	(8,280)
Income tax expenses	(5)	(108)	243	(181)	(574)
Net loss	(1,595)	(2,235)	(1,698)	(5,309)	(8,854)
Less: Net loss attributable to the noncontrolling interest	(74)	(131)	(209)	(379)	(1,001)
Net loss attributable to China Finance Online Co. Limited	(1,521)	(2,104)	(1,489)	(4,930)	(7,853)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	(76)	(189)	15	105	(124)
Other comprehensive income (loss), net of tax	(76)	(189)	15	105	(124)
Comprehensive loss	(1,671)	(2,424)	(1,683)	(5,204)	(8,978)
Less: comprehensive loss attributable to noncontrolling interest	(74)	(131)	(209)	(379)	(1,001)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(1,597)	(2,293)	(1,474)	(4,825)	(7,977)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic and Diluted	(0.01)	(0.02)	(0.01)	(0.04)	(0.07)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic and Diluted	(0.66)	(0.91)	(0.65)	(2.14)	(3.43)
Weighted average ordinary shares
Basic and Diluted	115,060,781	115,060,781	115,060,781	115,060,781	114,561,418
Weighted average ADSs
Basic and Diluted	2,301,216	2,301,216	2,301,216	2,301,216	2,291,228